Goodwin Procter LLp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
October 7, 2022

Re:	Prime Medicine, Inc.
Registration Statement on Form S-1
File No. 333-267579
CONFIDENTIAL
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”
VIA EDGAR AND ELECTRONIC DELIVERY
Mr. Dillon Hagius
Mr. Tim Buchmiller
Ms. Tracey Houser
Ms. Angela Connell
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
On behalf of our client, Prime Medicine, Inc., a Delaware corporation (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form S-1 (the “Registration Statement”).
We hereby advise the Staff that based on information currently available and current market conditions, the Company intends offer its common stock utilizing a price range where the low end of the range will not be lower than $[***] per share and where the high end of the range will not be higher than $[***] per share (each on a pre-split basis, and together, the “Indicative Price Range”).
The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change. The Company will include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

October 7, 2022

Should any questions arise, please do not hesitate to contact me at (617) 570-1329 or GMoralesRivera@goodwinlaw.com. Thank you for your time and attention.

Sincerely,
/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera, Esq.

cc:	Keith Gottesdiener, M.D, Prime Medicine, Inc.
Kingsley L. Taft, Esq, Goodwin Procter LLP